A special meeting of the Cornercap Group of Fund’s shareholders was held on March 15, 2006, for the purpose of:

1.

Approval of the Election of the following five (5) nominees for director: Thomas Quinn, Richard Boger, Laurin McSwain, Leslie Gates, and Jerry Hufton.

Proposals passed by the required majority of shareholders are described in the table below.

Proposal

Shares Voted

Shares

Shares WITHHELD

FOR Proposal

WITHHELD

AUTHORITY

To approve the following five (5) nominees for director: Thomas Quinn, Richard Boger, Laurin McSwain, Leslie Gates, and Jerry Hufton

Cornercap Group of Funds

2,018,100

7,186

10,092